FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1	Consolidated Financial Statements for the Third Quarter ending September 30, 2015

99.2	Management's Discussion & Analysis for the Third Quarter ending September 30, 2015

99.3	Form 52-109F1 Certification of Third Quarter Filings - Chief Executive Officer

99.4	Form 52-109F1 Certification of Third Quarter Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp. (Registrant)

Date: November 13, 2015	By:	/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer